Exhibit 99.119

For Immediate Release	February 24, 2021

The Valens Company Reports Financial Results for the Fourth Quarter and Fiscal Year

Ended November 30, 2020

Strategic transformation from industry-leading extractor to largest third-party cannabis product manufacturer in

Canada driving 292% Q4 2020 provincial sales growth

Increased Cannabis 2.0 market share to ~4.9% in Alberta, British Columbia and Ontario based on Headset data, not including B2B LP manufacturing

Valens reiterates Q1 2021 revenue guidance of $19 to $23 million

Kelowna, B.C., February 24, 2021 – The Valens Company Inc. (TSX: VLNS) (OTCQX: VLNCF) (the “Company,” “The Valens Company” or “Valens”), a leading manufacturer of cannabis products, is pleased to report its fourth quarter and fiscal year financial results for the period ended November 30, 2020.

“In fiscal year 2020, we transformed Valens from a leading extraction company into the industry’s most trusted third- party manufacturer of cannabis consumer packaged goods. Over the course of the year, we strategically employed our human and capital resources to strengthen our platform and build the infrastructure required to offer what we believe are the most innovative and cost competitive product manufacturing capabilities in the market today,” said Tyler Robson, Chief Executive Officer, Co-Founder and Chair of The Valens Company. “Moving into 2021 with a transformed business model, a growing international presence, and over 77,000 square feet of manufacturing space, Valens is focused on three key initiatives – growing unit volumes per SKU, increasing Cannabis 2.0 and 3.0 product market share, and driving revenues in new consumer verticals. We expect to do this by expanding our provincial distribution capabilities, entering new international markets including the US, and broadening our custom manufacturing and white label partnership network.”

Key Highlights

•	Net revenue increased 44% to $83.8 million in fiscal 2020 compared to $58.1 million in fiscal 2019

•	Product sales increased 237% to $54.7 million in fiscal year 2020 over 2019

o	Product sales as a percentage of net revenue increased from 83% in Q3 2020 to 90% in Q4 2020

o	Provincial sales, included as part of product sales revenue, increased 292% from Q3 2020 to Q4 2020

o	Q4 2020 represented Valens’ first full quarter of provincial sales with a broader SKU offering spanning various Cannabis 2.0 categories such as concentrates, vapes, beverages and oils

•	Increased market share to ~4.9% of the Cannabis 2.0 market in Alberta, British Columbia, and Ontario in Q4 2020 based on Headset data and not including B2B LP manufacturing, and grew cannabis-infused beverage market share in Canada to approximately 5.2% in Q4 2020 for its product lineup with only one customer in this category to date

•	Manufactured 62 SKUs in Q4 2020, an increase of 11% over Q3 2020, including product formats in a number of categories such as tinctures, vapes, concentrates, and beverages

•	Cemented position as the largest third party vape manufacturer in Canada

•	Transitioned from shipping bulk distillate in Q1 2020 to shipping hundreds of thousands of finished product units per month in Q4 2020, resulting in revenue which is expected to be recurring in nature

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www. thevalenscompany.com

Q4 and Fiscal Year 2020 Corporate and Operational Summary:

•	Leading the Canadian cannabis product manufacturing market, having worked alongside over 30 licensed producers, including securing over 10 white label and custom manufacturing agreements.

•	Launched new and innovative Cannabis 2.0 product formats, including cannabis-infused beverages and hydrocarbon-derived crumble in partnership with brand house partners.

•	Maintained strong capital position with a current cash balance of $48.7 million, including gross proceeds of $39.7 million from the bought deal financing that closed subsequent to quarter end.

•	Grew domestic manufacturing capacity with the completion of Valens 42,000 square foot K2 Facility. In the fourth quarter, Valens received an amendment to its existing Health Canada standard processing licence to allow operations to commence at the facility and has since commissioned the manufacturing of various product formats such as vapes, tinctures, beverages, and bath bombs. With the additional capacity at the K2 Facility coming online, in addition to the 30,000 square foot GTA Facility nearing completion, Valens is readying its platform to increase finished product output for continued execution in the Cannabis 2.0 and 3.0 markets.

•	Expanded internationally with entry into the Australian market through a distribution agreement with the country’s largest medicinal cannabis distributor, Cannvalate Pty Ltd. (“Cannvalate”). In fiscal year 2020, Valens began to monetize the Cannvalate agreement with shipments of tinctures into the Australian market and expects to continue to introduce innovative products, such as topicals and water-soluble drops, in fiscal 2021. Subsequent to quarter end, in Q1 2021, the Company made its first successful shipment of product samples, including CBD isolate and THC and CBD distillate, to Denmark after being selected to support a research and development initiative for a pharmaceutical company.

•	Strengthened corporate governance with the addition of new independent members to Valens’ Board of Directors (“Board”) with significant legal, financial, and business knowledge and experience. Additionally, the Company marked a milestone with its uplisting from the TSX Venture Exchange to the Toronto Stock Exchange (the “TSX”).

•	Enhanced R&D and innovation platform through Health Canada’s approval of Valens’ cannabis research licence. The licence provides Valens the competitive market advantage to conduct controlled sensory evaluation of its products, including vapes, beverages and edibles, furthering its ability to develop consumer- driven insights to drive continued manufacturing excellence. Additionally, in the fourth quarter, Valens added SōRSE Clear, a stable, clear emulsion with a minimal sensory profile, to the SōRSE by Valens offering for CBD isolate product formats. This comes after the expansion of Valens’ exclusive SōRSE agreement at the beginning of fiscal year 2020, allowing the Company to bring the leading cannabis infusion technology beyond Canada to international markets such as Australia, Europe Mexico, and the UK.

Q4 and Fiscal Year 2020 Financial Summary:

•	Net revenue increased 44% to $83.8 million in fiscal 2020 compared to $58.1 million in fiscal 2019.

o	In Q4 2020, net revenue was $16.0 million compared to $18.1 million in Q3 2020.

Net Revenue Breakdown (in thousands of Canadian dollars)	Fiscal year ended November 30, 2020 $	Fiscal year ended November 30, 2019 $
Product Sales	54,674	16,200
Toll Processing and Co-Packing	27,281	41,595
Analytical Testing	1,684	311
Other Revenue	139	-
Total Net Revenue	83,778	58,106

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www. thevalenscompany.com

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•	Product sales revenue, including both provincial sales and B2B sales of finished goods, distillate, isolate, and other ingredients:

o	Increased 237% to $54.7 million in fiscal 2020 over fiscal 2019, comprising 65% of total net revenue in fiscal 2020

o	In Q4 2020, product sales made up 90% of net revenue at $14.5 million, a 4% decrease from $15.1 million in Q3 2020, which can be attributed to an inventory repositioning that resulted in lower sale prices on bulk distillate

o	Product sales as a percentage of net revenue increased from 83% in Q3 2020 to 90% in Q4 2020

o	Provincial sales, included as part of product sales revenue, increased 292% from Q3 2020 to Q4 2020

•	Gross profit was $25.7 million, or 29.9% of revenue, in fiscal 2020, compared to $41.4 million, or 71.2% of revenue, in fiscal 2019. Gross margin percentage was impacted by both our transition to product development and manufacturing, as well as an impact from the previously announced inventory write-down. This realignment included a realized loss on the sale of bulk oil of $(3.2 million), loss on onerous contracts of $(1.8) million, and inventory valuation allowance of $(9.3) million. Adjusting for these items, gross profit would have been $40.0 million or 46.5% gross margin.

o	Gross profit (loss) was $(6.0) million, in Q4 2020, compared to $7.3 million, in Q3 2020. The negative gross profit was the result of previously announced inventory write-down in fiscal Q4 2020. Adjusting for these items gross profit for the quarter would have been $3.9 million or 24.2% gross margin. By rebuilding its inventory with targeted strains of dried cannabis, sourced at opportunistic lower price points, Valens believes it now has the opportunity to decrease its cost of goods sold and compete more effectively on price to drive market share growth.

•	Adjusted EBITDA(1) was $14.1 million or 16.4% of revenue in fiscal year 2020, compared to $27.5 million, or 47.3% of revenue, in fiscal year 2019.

o	In Q4 2020, Adjusted EBITDA was $(4.3) million, compared to $1.4 million in Q3 2020. Adjusted EBITDA was impacted by the Company’s previously announced strategic inventory realignment and an increase in operating expenses as the Company continues to scale its operations and build out its manufacturing platform.

Fiscal 2021 Strategic Initiatives

•	Enter the US market and other international markets, as broader legal and regulatory frameworks continue to evolve, and, with respect to cannabis products, subject to legalization at the federal level and dependent on the requirements of the TSX. Valens will look to enter strategic partnerships and acquisitions with leaders in their respective markets.

•	Utilize data-driven expertise gained as a category leader in vape manufacturing to expand its leadership in new verticals, such as edibles, concentrates, beverages and 3.0 products. The Company expects to achieve this with its accelerated entry into the edibles market with its recent acquisition of LYF Food Technologies Inc. (“LYF”), which is expected to close on or around March 1, 2021.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www. thevalenscompany.com

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•	Expand domestic distribution network beyond Alberta, British Columbia, Ontario, and Saskatchewan to all provincial markets, including near-term entry to Manitoba and Quebec, to drive greater market share and distribution capabilities.

•	Gain Canadian recreational market share with brand & consumer package good partners with the launch of new products for the Cannabis 2.0 and 3.0 markets, including edible and topical products targeted for the health and wellness market.

•	Achieve EU GMP Certification and broaden already fast-growing international shipments, including increased sell-through in existing international markets such as Australia, and globally with an emphasis on Europe.

•	Increase custom manufacturing and white label agreements and continue to innovate in partnership with its existing customers. Subsequent to Q4 2020, The Valens Company launched THC and CBD water-soluble drops under a custom manufacturing agreement with Verse Cannabis (“Verse”), and nūance’s CBD 100 isolate formulation created for Medical Cannabis by Shoppers. Additionally, the Company secured an amendment to its existing Health Canada standard processing licence permitting the sale of dried cannabis products.

Valens reiterates its previously announced guidance for Q1 2021 with revenue projected to be between $19 million to $23 million, driven by the Company’s newly launched and operational K2 Facility which is expected to give Valens the ability to increase product capabilities and unit volumes.

Jeff Fallows, President of The Valens Company, said, “Over the course of 2020, Valens has created a platform that is not only highly adaptable to changing market conditions, but also easily transportable into new markets. Moving into fiscal year 2021, we have already executed on step one of our strategic plan for the year with the announcement of our agreement to acquire LYF and are focused on quickly integrating and realizing on the incredible opportunity we see in adding their edibles platform to our capabilities. With our recent bought deal financing, we are also well- positioned to aggressively pursue available and future growth opportunities, including potential acquisitions. We are now more excited than ever about the future of Valens and the potential for us to create shareholder value in 2021 and beyond.”

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www. thevalenscompany.com

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The following table of financial highlights is presented in thousands of Canadian dollars, except per share, biomass extracted amounts and number of SKUs.

	Three-months ended November 30, 2020; Q4 2020	Three-months ended August 31, 2020; Q3 2020	Fiscal year ended November 30, 2020	Fiscal year ended November 30, 2019
Gross Revenue $	17,932	18,517	86,059	58,106
Net Revenue $	16,044	18,128	83,778	58,106

Gross Profit (loss) $	$(5,993)	7,313	25,724	41,351
Gross Profit %	N/A	39.5%	29.9%	71.2%

Adjusted EBITDA $ (1)	(4,280)	1,440	14,139	27,471
Adjusted EBITDA % (1)	N/A	7.8%	16.4%	47.3%

Net loss $	(16,634)	(3,064)	(20,682)	(6,536)
Net loss %	N/A	N/A	N/A	N/A

Basic / diluted loss per share $	(0.13)	(0.02)	(0.16)	(0.06)
Cash and short-term investments $	21,376	30,257	21,376	58,701

Biomass extracted (Kilograms) (2)	10,311	8,054	68,386	61,394
Number of SKUs	62	56	N/A	N/A

(1)	Adjusted EBITDA is a non-GAAP measure used by management that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Management defines adjusted EBITDA as loss and comprehensive loss from operations, as reported, before interest, tax, depreciation and amortization, and adjusted for removing share-based payments, realized gains and losses from short term investments and liabilities and other one-time and non-cash items including impairment losses. Management believes adjusted EBITDA is a useful financial metric to assess its operating performance on an adjusted basis as described above. See reconciliation of “Adjusted EBITDA (non-GAAP measure)” in the Company’s Management’s Discussion and Analysis for the period ended November 30, 2020 for additional information.

(2)	Biomass extracted includes input from Licensed Producer partners for toll processing, in addition to the Company’s own biomass inventory for 2.0 products.

The management’s discussion and analysis for the period and the accompanying financial statements and notes are available under the Company’s profile on SEDAR at www.sedar.com.

Q4 and Fiscal Year 2020 Conference Call Details

The Company will host a conference call on Thursday, February 25, 2021 at 11:00 am Eastern Time / 8:00 am Pacific Time to discuss the financial results and business outlook.

Participant Dial-In Numbers:

Toll-Free: 1-877-407-0792

Toll / International: 1-201-689-8263

*Participants should request The Valens Company Earnings Call or provide confirmation code 13716273.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www. thevalenscompany.com

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The call will be available via webcast on the Valens investor page of the Company website at https://thevalenscompany.com/investors/ or at this link. Please visit the website at least 15 minutes prior to the call to register, download, and install any necessary audio software. A replay of the call will be available on the Valens investor page approximately two hours after the conference call has ended.

Tyler Robson, Chief Executive Officer, Chris Buysen, Chief Financial Officer, Jeff Fallows, President, and Everett Knight, Executive Vice President of Corporate Development and Capital Markets, will be conducting a question-and- answer session following the prepared remarks.

About The Valens Company

The Valens Company is a leading manufacturer of cannabis products with a mission to bring the benefits of cannabis to the world. The Company provides proprietary cannabis processing services across five core technologies, in addition to best-in-class product development, formulation and manufacturing of cannabis consumer packaged goods. The Valens Company’s high-quality products are exclusively formulated for the medical, therapeutic, health and wellness, and recreational consumer segments, and are offered across numerous product formats, including oils, vapes, concentrates, edibles and topicals, as well as pre-rolls, with a focus on next-generation product development and innovation. Its breakthrough patented emulsification technology, SōRSE™ by Valens, converts cannabis oil into water-soluble emulsions for seamless integration into a variety of product formats, allowing for near-perfect dosing, stability, and taste. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, the Company continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences in key markets. Through its wholly owned subsidiary Valens Labs Ltd., the Company is setting the standard in cannabis testing and research and development with Canada’s only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company and its subsidiaries at http://www.thevalenscompany.com.

For further information, please contact:

Jeff Fallows

The Valens Company

Investor Relations

ir@thevalenscompany.com

1 647.956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

1 212.896.1233 / 1 212.896.1203

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1 212.896.1265

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www. thevalenscompany.com

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Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward- looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “forecasts”, “future”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward- looking statements include, without limitation, all disclosure regarding future results of operations, future outcomes of transactions (including the LYF Acquisition), economic conditions, and anticipated courses of action. Investors and other parties are advised that there is not necessarily any correlation between the number of SKUs manufactured and shipped and revenue and profit, and undue reliance should not be placed on such information.

The risks and uncertainties that may affect forward-looking statements include, among others, Canadian regulatory risk, Australian regulatory risk, U.S. regulatory risk, U.S. border crossing and travel bans, the uncertainties, effects of and responses to the COVID-19 pandemic, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www. thevalenscompany.com

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